UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Bravo Brio Restaurant Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

10567B109

(CUSIP Number)

James L. Wolfe

TAC Capital LLC

One Momentum Blvd., Suite 1000

College Station, Texas 77845

(979) 776-1111

with a copy to:

Michael G. Keeley

Norton Rose Fulbright US LLP

2200 Ross Avenue, Suite 3600

Dallas, Texas 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10567B109

1	Name of Reporting Person TAC Capital LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,200,459
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,200,459
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,200,459
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 11 14.9% (1)
14	Type of Reporting Person OO

(1)	Based on 14,726,005 common shares, no par value per share (“Common Stock”), of the Issuer issued and outstanding as of November 2, 2016, as reported by the Issuer in its Form 10-Q for the quarterly period ended September 25, 2016 filed with the Securities and Exchange Commission (“SEC”) on November 2, 2016.

CUSIP No. 10567B109

1	Name of Reporting Person TAC Financial Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,200,459
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,200,459
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,200,459
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 11 14.9% (1)
14	Type of Reporting Person CO

(1)	Based on 14,726,005 common shares, no par value per share (“Common Stock”), of the Issuer issued and outstanding as of November 2, 2016, as reported by the Issuer in its Form 10-Q for the quarterly period ended September 25, 2016 filed with the SEC on November 2, 2016.

CUSIP No. 10567B109

1	Name of Reporting Person The Adam Corporation/Group
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,200,459
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,200,459
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,200,459
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 11 14.9% (1)
14	Type of Reporting Person CO

(1)	Based on 14,726,005 common shares, no par value per share (“Common Stock”), of the Issuer issued and outstanding as of November 2, 2016, as reported by the Issuer in its Form 10-Q for the quarterly period ended September 25, 2016 filed with the SEC on November 2, 2016.

CUSIP No. 10567B109

1	Name of Reporting Person Donald A. Adam
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,200,459
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,200,459
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,200,459
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 11 14.9% (1)
14	Type of Reporting Person IN

(1)	Based on 14,726,005 common shares, no par value per share (“Common Stock”), of the Issuer issued and outstanding as of November 2, 2016, as reported by the Issuer in its Form 10-Q for the quarterly period ended September 25, 2016 filed with the SEC on November 2, 2016.

Item 1. Security and the Issuer

This Schedule 13D relates to common shares, no par value per share (the “Common Stock”), of Bravo Brio Restaurant Group, Inc., an Ohio corporation (the “Issuer”). The principal executive office of the Issuer is located at 777 Goodale Boulevard, Suite 100, Columbus, Ohio 43212. This Schedule 13D supersedes the Schedule 13G with respect to the shares of Common Stock previously filed by TAC Capital LLC, a Delaware limited liability company (“TAC Capital”), on July 27, 2016, as amended by Amendment No. 1 filed on September 1, 2016 and by Amendment No. 2 filed on September 9, 2016.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by TAC Capital, TAC Financial Corporation, a Delaware corporation and the sole member of TAC Capital (“TAC Financial”), The Adam Corporation/Group, a Texas corporation and the sole shareholder of TAC Financial (“TAC/G”), and Donald A. Adam, a citizen of the United States of America and the sole shareholder of TAC/G (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”). The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 99.1.

(b)	The address of the principal business office of each of the Reporting Persons is One Momentum Boulevard, Suite 1000, College Station, Texas 77845.

(c)	The principal business of TAC Capital is that of making equity, private equity and hedge fund investments. The principal business of TAC Financial is acting as an intermediate holding company that invests in a wide variety of industries, which includes acting as the sole member of TAC Capital. The principal business of TAC/G is acting as a parent holding company that invests in companies in a wide variety of industries. The principal business of Mr. Adam is acting as Chairman and CEO of TAC/G and Chairman and CEO of Adam Bank Group, Inc., the registered bank holding company for American Momentum Bank (“American Momentum”).

(d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding.

(e)	During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	TAC Capital is a Delaware limited liability company. TAC Financial is a Delaware corporation. TAC/G is a Texas corporation. Mr. Adam is a citizen of the United States of America.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The 2,200,459 shares of Common Stock reported herein by the Reporting Persons were acquired at an aggregate purchase price of $15,391,273 (including commissions). The shares of Common Stock beneficially owned by the Reporting Persons were effected in open market purchases and were acquired in the ordinary course of business. The source of these funds was the working capital of TAC Capital.

Item 4. Purpose of Transaction

(a) – (j) The Reporting Persons originally acquired the shares of Common Stock subject to this Schedule 13D for investment purposes, in the ordinary course of business, and not with the purpose or effect of changing or influencing the control or management of the Issuer and without any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of securities of the Issuer.

The Reporting Persons acquired their positions in the Common Stock in the belief that the Common Stock was, when purchased, undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of Common Stock at prices that would make the purchase or sale of the Common Stock desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Common Stock on the open market or in private transactions or otherwise, and/or engaging in short selling of or hedging or similar transactions with respect to the Common Stock, in each case on such terms and at such times as the Reporting Persons may deem advisable.

On January 19, 2017 Mr. Adam sent a letter to the nominating and governance committee of the Issuer’s board of directors recommending William Dusek, Jimmy Loup and James L. Wolfe for consideration as director nominees to the board of directors of the Issuer. A copy of the letter is attached as Exhibit 99.2. The Reporting Persons intend to engage in discussions with the Issuer and Issuer’s management and board of directors, other stockholders of the Issuer and other interested parties that may relate to the governance and board composition, business, operations, cost structure, management, assets, capitalization, financial condition, strategic plans, and the future of the Issuer.

The Reporting Persons may also propose or take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including but not limited to, solicitation of proxies, and may discuss such actions with the Issuer and Issuer’s management and the board of directors, other stockholders of the Issuer and other interested parties.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the outcome of the discussions referred to above, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with the Issuer’s management and board of directors, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the business, operations, governance, management and strategic direction of the Issuer, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, or changing their intention with respect to any and all matters referred to in subparagraphs (a)—(j) of Item 4 of Schedule 13D.

There can be no assurance that the Reporting Persons will pursue any of the matters set forth above. Moreover, there can be no assurance that the Reporting Persons will or will not develop any alternative plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their investment in the Issuer, or as to the timing of any such matters should they be so pursued by the Reporting Persons. The Reporting Persons reserve the right, at any time and in each Reporting Person’s sole discretion, to take or refrain from taking any of the actions set forth above.

Except as contemplated in this Item 4, the Reporting Persons have no plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of this Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	As of the close of business on January 19, 2017, by virtue of the relationships described in Item 2(a) of this Schedule 13D, each of the Reporting Persons may be deemed to beneficially own 2,200,459 shares of Common Stock representing 14.9% of the shares of Common Stock outstanding. The percentages used herein are based on 14,726,005 shares of Common Stock outstanding as of November 2, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 25, 2016 filed with the Securities Exchange Commission on November 2, 2016.

(b)	By virtue of the relationships described in Item 2(a) of this Schedule 13D, each of the Reporting Persons may be deemed to have shared voting power and shared dispositive power of the 2,200,459 shares of Common Stock subject to this Schedule 13D.

(c)	None of the Reporting Persons have effected any transaction in the shares of Common Stock during the past 60 days.

(d)	No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Joint Filing Agreement attached as Exhibit 99.1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Materials to be Filed as Exhibits

Exhibit 99.1:	Joint Filing Agreement, dated as of July 26, 2016, by and among TAC Capital LLC, TAC Financial Corporation, The Adam Corporation/Group and Donald A. Adam*

Exhibit 99.2:	Letter sent to Nominating and Governance Committee of the Board of Directors of Bravo Brio Restaurant Group, Inc., dated January 19, 2017.

*	Previously filed with the SEC on July 27, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2017

TAC CAPITAL LLC

By:	/s/ James L. Wolfe
Name: James L. Wolfe
Title: Vice President

TAC FINANCIAL CORPORATION

By:	/s/ James L. Wolfe
Name: James L. Wolfe
Title: Vice President

THE ADAM CORPORATION/GROUP

By:	/s/ James L. Wolfe
Name: James L. Wolfe
Title: President

DONALD A. ADAM

/s/ Donald A. Adam

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of July 26, 2016, by and among TAC Capital LLC, TAC Financial Corporation, The Adam Corporation/Group and Donald A. Adam.*

99.2	Letter sent to Nominating and Governance Committee of the Board of Directors of Bravo Brio Restaurant Group, Inc., dated January 19, 2017

*	Previously filed with the SEC on July 27, 2016.

Schedule A

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the “Instruction C Persons”). To the best of the Reporting Persons’ knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Common Stock (except to the extent such Instruction C Person is a Reporting Person in which case such Instruction C Person’s beneficial ownership is as set forth in Item 5 of the Schedule 13D and other than Mr. Rosales whose beneficial owneship of common stock is noted below) or is party to any contract or agreement as would require disclosure in this Schedule 13D.

TAC Capital LLC

Name	Position	Citizenship	Present Principal Occupation	Business Address

Donald A. Adam	Manager, Chief Executive Officer, President	United States	Executive	One Momentum Blvd., Suite 1000 College Station, Texas 77845

Donna J. Adam	Manager, Vice President	United States	Semi-Retired Executive	One Momentum Blvd., Suite 1000 College Station, Texas 77845

James L. Wolfe	Manager, Vice President	United States	Executive	One Momentum Blvd., Suite 1000 College Station, Texas 77845

TAC Financial Corporation

Name	Position	Citizenship	Present Principal Occupation	Business Address

Donald A. Adam	Director, Chief Executive Officer, President	United States	Executive	One Momentum Blvd., Suite 1000 College Station, Texas 77845

Donna J. Adam	Director, Vice President	United States	Semi-Retired Executive	One Momentum Blvd., Suite 1000 College Station, Texas 77845

James L. Wolfe	Director, Vice President, Secretary	United States	Executive	One Momentum Blvd., Suite 1000 College Station, Texas 77845

The Adam Corporation/Group

Name	Position	Citizenship	Present Principal Occupation	Business Address

Donald A. Adam	Director, Chairman of the Board, Chief Executive Officer	United States	Executive	One Momentum Blvd., Suite 1000 College Station, Texas 77845

James L. Wolfe	Director, President, Chief Operating Officer	United States	Executive	One Momentum Blvd., Suite 1000 College Station, Texas 77845

Donna J. Adam	Director, Senior Vice President, Assistant Secretary	United States	Semi-Retired Executive	One Momentum Blvd., Suite 1000 College Station, Texas 77845

Steven Bradley Adam	Director, Senior Vice President	United States	Executive	One Momentum Blvd., Suite 1000 College Station, Texas 77845

Stephanie Adam Malechek	Director, Senior Vice President, Secretary	United States	Executive	One Momentum Blvd., Suite 1000 College Station, Texas 77845

William Dusek	Senior Vice President, Corporate Development	United States	Executive	One Momentum Blvd., Suite 1000 College Station, Texas 77845

Marcos Rosales*	Senior Vice President, General Counsel	United States	Executive/ Attorney	One Momentum Blvd., Suite 1000 College Station, Texas 77845

*	Beneficial owner of 5,000 shares of Common Stock (less than 0.1% of the issued and outstanding shares of Common Stock as of November 2, 2016, as reported by the Issuer in its Form 10-Q filed with the SEC on November 2, 2016). No transactions in shares of Common Stock effected in the past 60 days.